Filed by chinadotcom corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Pivotal Corporation

Commission File No.: 0-26867

On November 20, 2003, chinadotcom corporation issued the following press release:

CDC Software Provides Further Clarity on its Conditional

Proposal to Acquire Pivotal Corporation

Hong Kong, November 20, 2003. CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today provided additional clarity related to its conditional proposal of November 18, 2003 which it made to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) whereby Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal.

CDC Software reiterates that its proposal, when combined with an immediate bridge loan of up to US$20 million and synergistic operational initiatives, should substantially mitigate any near term concerns that may be pressuring Pivotal to settle for an economically inferior offer this week. This is particularly relevant given the improving economy and overall market sentiment and upturn in corporate spending as well as Pivotal’s own performance improvements.

Upon the receipt of due diligence materials, CDC Software expects that it will be able to complete its review within 30 days. To date, for a number of reasons including contractual restrictions, CDC has not had the opportunity to conduct a full due diligence investigation and reiterates that it is important that actual up to date due diligence be conducted prior to the signing of a definitive agreement.

CDC Software has reviewed the Pivotal agreement with the Oak/Talisma Group and feels that with very few exceptions, the terms and conditions set forth in the Pivotal agreement with the Oak/Talisma Group are acceptable. Chief among the exceptions are the magnitude and scope of (1) new option grants of nearly 6% of the surviving entity to three employees and (2) an aggregate basket of up to US$4.5 million for liability insurance for six years for existing directors and officers, which CDC Software would rather see reflected at least in part in a higher proposal price as it has done. Factoring in the above, CDC Software believes that subject to customary closing conditions being met (the primary ones which Pivotal has already identified), the timetable of closing of the proposed transaction would be in the early part of 2004.

CDC Software wants to build on its current partnership with Pivotal with synergistic initiatives by working with the current Pivotal management similar to what it has done with its recently acquired and pending software deals in the US and Europe.

CDC Software notes that whatever the outcome of the Pivotal shareholders meeting and the approval by the Supreme Court of British Columbia, it respects and appreciates the challenging decision that must be made, and welcomes future initiatives with Pivotal.

chinadotcom notes that there is no assurance that Pivotal will accept the proposal, or even if it does, whether the transaction underlying the proposal will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments – manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel :	(852) 2961 2750

Fax :	(852) 2571 0410

e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel :	1 (212) 661 2160

Fax :	1 (973) 591 9976

e-mail:	craig.celek@hk.china.com